BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

May 27, 2025

Dreyfus Treasury Obligations Cash Management

240 Greenwich Street

New York, New York 10286

Re: Fee Waiver and Expense Limitation

To Whom It May Concern:

Effective May 30, 2025, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of Dreyfus Treasury Obligations Cash Management (the "Trust"), as follows:

BNYIA has contractually agreed to waive receipt of a portion of its management fee in the amount of .03% of the value of the Trust's average daily net assets. On or after May 30, 2026, BNYIA may terminate this waiver agreement at any time.

BNYIA has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Service shares of the Trust so that the direct expenses of the Trust's Service shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed 1.01%. On or after May 30, 2026, BNYIA may terminate this expense limitation agreement at any time.

BNYIA has contractually agreed to waive receipt of its fees and/or assume the direct expenses of the Wealth shares of the Trust so that the direct expenses of such Trust's Wealth shares (excluding taxes, brokerage commissions and extraordinary expenses) do not exceed .47%. On or after May 30, 2026, BNYIA may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, upon the approval of the Board of Trustees and BNYIA to lower the net amounts shown and may only be terminated prior to May 30, 2026, in the event of termination of the Management Agreement between BNYIA and the Trust.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels
                                                           James Windels

           Vice President and Director

Accepted and Agreed To:

DREYFUS TREASURY OBLIGATIONS CASH MANAGEMENT

By: /s/ Deirdre Cunnane
Deirdre Cunnane

Assistant Secretary